FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Primesoft, LLC	2. Date of Event Requiring Statement (Month/Day/Year) 12/09/02	4. Issuer Name and Ticker or Trading Symbol enherent Corp. (ENHT)
(Last) (First) (Middle) 8603 Westwood Center, Dr. Suite #200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
		Director	X	10% Owner
(Street) Vienna VA 22182		Officer (give title below)		Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
					X	Form filed by One Reporting Person
(City) (State) (Zip)						Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)		3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A Senior Participating Convertible Preferred Stock, par value $.001 per share	Immed.		Common Stock	2,750,000	1-for-1	(1)	(1)
Common Stock Warrants (right to buy)	Immed.	4/15/2005	Common Stock	1,875,000	$1.00	(1)	(1)

Explanation of Responses:
(1) These securities are directly beneficially owned by Primesoft, LLC and indirectly by Goldstone Technologies Limited.
		/s/ Mahita Caddell	December 19, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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Page 2

Joint Filer Information

Name: Goldstone Technologies Limited

Address: 9-1-83 & 84 Amarchand Sharma Complex, S D Road, Secunderabad - 500 003,

Andhra Pradesh, India.

Designated Filer: Primesoft, LLC

Issuer & Ticker Symbol: enherent corp. (ENHT)

Date of Event

Requiring Statement: 12/9/02

Signature: /s/ Mahita Caddell

Name: Mahita Caddell

Title: Director